UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of:

Cash Account Trust, on behalf of its series:
Government & Agency Securities Portfolio
Money Market Portfolio
Cash Management Portfolio
Cash Reserve Fund, Inc., on behalf of its series
Prime Series
DWS Money Funds, on behalf of its series:
DWS Money Market Prime Series
DWS Money Market Trust, on behalf of its series:
DWS Money Market Series
Cash Management Fund
Cash Reserves Fund Institutional
Daily Assets Fund Institutional
DWS Variable Series II, on behalf of its series:
DWS Money Market VIP
Investors Cash Trust, on behalf of its series:
Treasury Portfolio
Central Cash Management Fund
DWS Variable NAV Money Fund

345 Park Avenue, New York, NY 10154

Deutsche Investment Management Americas Inc.
345 Park Avenue, New York, NY 10154

and Deutsche Bank Securities, Inc.
60 Wall Street, New York, NY 10005

(the “Applicants”)

(File No. 812- 13933)

AMENDMENT No. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO
SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940
EXEMPTING CERTAIN TRANSACTIONS FROM THE PROVISIONS OF SECTION 17(a) OF SUCH ACT.

Date:  January 27, 2012

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Please direct all written and oral
communications regarding this
Application to:

Thomas Connors
Deutsche Investment Management
Americas Inc.
One Beacon Street
Boston, MA 02108
617-295-3357 (phone)
617-830-6347 (fax)

With copies to:

David A. Sturms
Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601
312-609-7589 (phone)
312-609-5005 (fax)

Caroline Pearson
Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108
617-295-2565 (phone)
617-830-4448 (fax)

Frank Rice Deutsche Bank Securities, Inc. 60 Wall Street New York, NY 10005 212-250- 8535 (phone) 212-797-5177 (fax)

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APPLICATION FOR RELIEF

I.          INTRODUCTION AND SUMMARY OF APPLICATION
The Applicants (as hereinafter defined) are hereby filing this amended Application (the “Application”) with the Securities and Exchange Commission (the “Commission”) for an order of exemption under Section 6(c) and Section 17(b) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), to permit the Money Market Portfolios (as hereinafter defined) to engage in certain principal transactions with a broker-dealer that is an affiliated person (or an affiliated person of an affiliated person) within the meaning of the Investment Company Act.

II.        THE APPLICANTS
Deutsche Investment Management Americas Inc. (“DIMA”) is a Delaware corporation and wholly owned subsidiary of Deutsche Bank Americas Holding Corporation, a wholly owned subsidiary of Taunus Corporation, which is a wholly owned subsidiary of Deutsche Bank A.G. (“DB”).  The principal business office of DIMA is currently located at 345 Park Avenue, New York, NY 10154.  DIMA is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”).
Deutsche Bank Securities, Inc. (“DBSI”) is a Delaware corporation and a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation, a wholly owned subsidiary of Taunus Corporation, which is a wholly owned subsidiary of DB.  The principal office of DBSI is currently located at 60 Wall Street, New York, New York 10005 and its business activities include securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services.

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In addition to DIMA, relief is requested for any other existing or future investment adviser registered under the Investment Advisers Act which acts as investment adviser or sub-adviser to a DWS Fund (as defined below) and which controls, is controlled by, or is under common control with (as defined under Section 2(a)(9) of the Investment Company Act)  DIMA (individually, a “Future Adviser” and collectively, the “Future Advisers”).  DIMA and the Future Advisers are referred to individually in this Application as an “Adviser” and collectively as the “Advisers.”1
Cash Account Trust, on behalf of its series, Government & Agency Securities Portfolio,  Money Market Portfolio;  Cash Management Portfolio; Cash Reserve Fund, Inc., on behalf of its series, Prime Series; DWS Money Funds, on behalf of its series, DWS Money Market Prime Series; DWS Money Market Trust, on behalf of its series, DWS Money Market Series, Cash Management Fund, Daily Assets Fund Institutional and Cash Reserves Fund Institutional; DWS Variable Series II, on behalf of its series,  DWS Money Market VIP; and Investors Cash Trust, on behalf of its series, Treasury Portfolio, Central Cash Management Fund and DWS Variable NAV Money Fund (collectively, “DWS Funds”) are each a Massachusetts business trust (or, in the case of Cash Reserve Fund Inc., a Maryland corporation), and each is registered under the Investment Company Act as an open-end management investment company, which has one or more series that operate as money market funds subject to Rule 2a-7 under the Investment Company Act.
In addition to the DWS Funds and their series that operate as money market funds subject to Rule 2a-7 under the Investment Company Act as listed above, relief is requested for any other existing or future funds registered under the Investment Company
_______________
1 Any Adviser that currently intends to rely on the requested order is named as an Applicant in this Application.  Any other Adviser that relies on such order in the future will comply with the terms and conditions of this Application.  Each Future Adviser will be registered as an investment adviser under the Advisers Act.

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Act that operate as money market funds subject to Rule 2a-7 under the Investment Company Act and are advised or sub-advised by an Adviser.  All such investment companies and their series that operate as money market funds subject to Rule 2a-7 under the Investment Company Act, including DWS Funds and their series  as listed above, are referred to individually in this Application as a “Money Market Portfolio” and collectively as the “Money Market Portfolios.”  The requested relief will not extend to any investment company advised or sub-advised by DBSI.  Any Money Market Portfolios not existing as of the date hereof or that currently does not intend to rely on the requested order are referred to in this Application individually as a “Future Money Market Portfolio” and collectively as the “Future Money Market Portfolios.”2
DBSI is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended (the “1934 Act”).  DBSI is a primary dealer in U.S. Government securities and a major dealer in various types of money market instruments and repurchase agreements (such money market instruments and repurchase agreements collectively referred to in this Application as “Money Market Instruments”).
The Money Market Portfolios, each Adviser and DBSI are referred to collectively in this Application as the “Applicants.”
The respective assets, as of December 30, 2011, of each DWS Fund or series are:

Name of DWS Fund	Total Net Assets as of December 30, 2011
Government & Agency Securities Portfolio	$4,051,244,656
Money Market Portfolio	$ 1,815,071,650

_______________
2 Any Money Market Portfolio that currently intends to rely on the requested order is named as an Applicant in this Application.  Any other Money Market Portfolio that relies on such order in the future will comply with the terms and conditions of this Application.

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Cash Management Portfolio	$ 19,880,626,000
Cash Reserve Fund Prime Series	$1,133,801,541
Cash Management Fund	$2,270,598,804
Cash Reserves Fund Institutional	$1,993,513,067
Daily Assets Fund Institutional	$7,349,086,440
DWS Money Market Prime Series	$2,148,133,984
DWS Money Market Series	$14,273,920,221
DWS Money Market VIP	$194,189,000
Central Cash Management Fund	$777,336,000
DWS Variable NAV Money Fund	$20,025,658
Treasury Portfolio	$4,102,945,544

The aggregate assets of the DWS Funds was approximately $39.27 billion as of  December 30, 2011.  No relief is being sought by this Application from Sections 8 or 13 of the Investment Company Act.  The acquisition and holding of Money Market Instruments, therefore, would have to be consistent with the investment objectives and policies of a Money Market Portfolio in order for the Money Market Portfolio to rely on the requested relief.
The Applicants hereby submit this Application for an order of the Commission pursuant to Section 6(c) and Section 17(b) of the Investment Company Act to permit the Money Market Portfolios, including the Future Money Market Portfolios, which are authorized to invest in Money Market Instruments, to engage in certain principal transactions with DBSI with respect to Taxable Money Market Instruments (as defined

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below) in the manner, and subject to the conditions, set forth below.  Such transactions would otherwise be prohibited under Section 17(a) of the Investment Company Act.  Section 17(a) of the Investment Company Act generally prohibits any “affiliated person” of a registered investment company, or any “affiliated person” of such a person (a “second-tier affiliate”), from engaging in certain principal transactions with the investment company.  Under Section 2(a)(3)(E) of the Investment Company Act, any investment adviser of an investment company is an “affiliated person” of the investment company.  Thus, each Adviser is, by definition, an “affiliated person” of the Money Market Portfolio for which it renders investment advisory services.  Under Section 2(a)(3)(C) of the Investment Company Act, any person which controls, is controlled by or is under common control with another person is an “affiliated person” of that person.  Because DBSI and the Adviser are under the ultimate common control of DB, DBSI and the Adviser are “affiliated persons” of each other.  Because DBSI is an affiliated person of the Adviser, it is a second-tier affiliate of the Money Market Portfolios.  Given the foregoing, the prohibitions of Section 17(a) would apply to principal transactions between the Money Market Portfolios and DBSI.
The proposed order is being requested because the Money Market Portfolios and the Adviser believe that access to DBSI would benefit the Money Market Portfolios greatly in obtaining suitable Money Market Instruments for their investors and would provide to the Money Market Portfolios the opportunity to improve the yield and diversity of their investments, while maintaining high credit quality.

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III.      DESCRIPTION OF THE APPLICANTS
A.        The Money Market Portfolios
Each Money Market Portfolio, consistent with its stated investment objectives and practices, may invest in Money Market Instruments.  As of December 30, 2011, the Money Market Portfolios had an aggregate of approximately $39.27 billion in assets.
The principal office of each Money Market Portfolio is currently located at 345 Park Avenue, New York, New York 10154.
B.        The Adviser
Each Money Market Portfolio has an investment advisory agreement with DIMA, pursuant to which DIMA provides investment advisory and management services subject to the general oversight of the board of directors/trustees of such DWS Fund (the “Board”) and has the responsibility for making investment decisions and for continuously developing an investment program.3
The principal office of DIMA is currently located at 345 Park Avenue, New York, New York 10154.
C.        DBSI
DBSI is registered as a broker/dealer under the 1934 Act.4  It is currently one of the largest dealers in commercial paper, repurchase agreements and other Money Market Instruments in the United States, and its business and market share have been rapidly expanding.  DBSI is a primary dealer in U.S. Government securities.  The Applicants believe that DBSI’s extensive dealing in Taxable Money Market Instruments makes it a very significant source for both investment opportunities and information and expertise.  Further
_______________
3 The term ‘Board’ includes any board of directors of a Future Money Market Portfolio, if different.
4 DBSI also is registered as an investment adviser under the Advisers Act. For purposes of this application, the relief sought applies to DBSI as broker-dealer only. The requested relief will not extend to any investment company advised or sub-advised by DBSI.

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information regarding DBSI’s role in the market in Taxable Money Market Instruments is set forth in Part IV.B.
DBSI and the Adviser are functionally independent of each other and operate as completely separate entities under the umbrella of DB.  While each of these corporations is under common control, DBSI and the Adviser have their own separate officers and employees, are separately capitalized, maintain their own books and records and maintain physically separate offices. Additionally, the Adviser and DBSI operate on different sides of appropriate information barriers with respect to portfolio management activities and investment banking activities.  Investment management decisions for the Money Market Portfolios are determined solely by the Adviser.  The portfolio managers and other employees that are responsible for portfolio management for registered investment companies are employed solely by the Adviser (and not DBSI) and have lines of reporting responsibility solely within the Adviser.  The compensation of persons employed by the Adviser does not depend on the volume or nature of trades effected by the Adviser for the Money Market Portfolios with DBSI (except to the extent that such trades may affect general firm wide compensation of DB and its subsidiaries as a whole).
There is one dual officer of the Adviser and DBSI who is a compliance officer for each entity.  The role of this dual officer is devoted exclusively to providing compliance oversight to both the Adviser and the investment advisory activity of the retail division of DBSI.   Accordingly, the dual officer does not engage in any activities for DBSI relating to brokerage, underwriting or investment banking services (other than the compliance functions described above), and does not have any involvement with investment management activities (other than the compliance functions described above).

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IV.        EXEMPTIVE RELIEF REQUESTED
A.         The Taxable Money Market
As used in this Application, the term Taxable Money Market Instruments refers to taxable securities which are eligible for purchase by money market funds under Rule 2a-7.  Taxable Money Market Instruments are generally issued, or involve obligations which are issued, only by obligors of the highest credit rating, and, accordingly, offer relative safety of principal.  Furthermore, because of their short maturities (generally no longer than thirteen months), such securities involve only a relatively small risk of loss due to changes in interest rates.  For the most part, Taxable Money Market Instruments consist of short-term U.S. Government securities (primarily U. S. Treasury bills and notes), short-term U.S. Governmental Agency securities, bank money market instruments (such as time deposits, negotiable certificates of deposit and bankers acceptances), bank notes, commercial paper and other short-term fixed income instruments, including appropriate medium-term notes, asset-backed floating rate notes and repurchase agreements.  A Taxable Money Market Instrument (other than a repurchase agreement) may obtain its necessary credit quality through some credit enhancement feature such as collateralization or some form of guarantee or other credit support (e.g., a letter of credit or a surety bond).
Repurchase agreements are a kind of money market transaction under which one counterparty to a transaction, the purchaser (such as a Money Market Portfolio), acquires ownership of a security but, at the time of such purchase, the purchaser agrees to sell back to the seller and the seller agrees to repurchase the security at a mutually agreed-upon time and price.  Typically, an investor with a need to make a short-term investment (often just overnight) will

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arrange with a dealer to purchase a specific security and resell it back to the dealer at a specific time and price quoted in terms of a market rate of interest.  Repurchase agreements are commonly used by money market funds due to the efficiency, liquidity and relative credit safety of the investment.  The Money Market Portfolios may enter into repurchase agreements with counterparties which are broker-dealers or banks.
Practically all trading in Taxable Money Market Instruments takes place in over-the-counter markets consisting of groups of dealers who are primarily major securities firms or large commercial banks.  As of January 10, 2012 the largest group of such dealers consists of 21 primary Government securities dealers who report their daily positions and trading to The Federal Reserve Bank of New York. Taxable Money Market Instruments are generally traded in lots of $1,000,000 or more on a net basis and do not normally involve payment of either brokerage commissions or transfer taxes.  The costs of portfolio transactions to the Money Market Portfolios consist primarily of dealer or underwriter spreads. Spreads vary somewhat among Money Market Instruments, but generally spread levels for short-term investment grade products are in the range of 1 to 5 basis points (.01% to .05%).  In the Money Market Portfolios’ experience, there is not a great deal of variation in the spreads on Money Market Instruments quoted by the various dealers, except perhaps during turbulent market conditions.
Unlike a central auction market, such as the New York Stock Exchange, where buyers and sellers are matched in agency transactions and retail buyers or sellers can readily determine the price at which securities are being traded, the money market consists of sophisticated and elaborate telephonic and electronic communications networks among dealer firms, principal issuers of Taxable Money Market Instruments and principal institutional buyers of such instruments.  Because the money market is a dealer market, rather than an auction market, there is

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not a single obtainable price for a given instrument that generally prevails at any given time.  A dealer acts either as “agent” on behalf of issuer clients or as “principal” for its own account.  In either capacity, a dealer posts rates throughout its internal and external distribution networks that are intended to reflect “market clearing price levels,” as determined by the dealer.  Only customers of dealers seeking to purchase Money Market Instruments have access to these postings.  Most transactions in these securities are completed before noon in order to ensure same-day settlement.  In light of the manner in which the money market operates, in order to be able to invest efficiently, it is critical for an investor to have access at the earliest practicable moment to as much information as possible that dealers make available to their customers.
As is the case with Taxable Money Market Instruments generally, virtually all trading in repurchase agreements takes place in the over-the-counter market that consists of dealers which are major securities firms or large commercial banks. Repurchase agreements generally involve U.S. Treasury and U.S. Governmental Agency instruments and other Money Market Instruments in amounts of $5,000,000 or more and do not normally involve either brokerage commissions or transfer taxes.  The investment rate quoted by the dealer and accepted by an investor is essentially based upon factors such as the credit quality of the issuer, the maturity and the current market value of the instrument being sold under the repurchase agreement, the credit quality of the counterparty, the Fed funds rate at the time of the transaction, the amount invested and the maturity of the repurchase agreement.  The rate also reflects the manner in which the transaction is settled and, in particular, whether the instrument is actually delivered to the investor or held in safekeeping by the dealer.

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Because of the variety of types of Taxable Money Market Instruments and other factors, the money market tends to be somewhat segmented.  The markets for the various types of instruments will vary in terms of price, volatility, liquidity and availability.  Although the rates for the different types of instruments tend to fluctuate closely together, there may be significant differences in yield among the various types of instruments, and even within a particular instrument category, depending upon the maturity of the instrument and the credit quality of the issuer.  Moreover, from time to time, segmenting exists within Money Market Instruments with the same maturity date and rating.  The segmenting is based on such factors as whether the issuer is an industrial or financial company, whether the issuer is domestic or foreign and whether the securities are asset-backed or unsecured.  In addition, because dealers tend to specialize in certain types of Taxable Money Market Instruments, the particular needs of a potential buyer or seller with respect to a certain type of security, maturity or credit quality may limit the number of dealers who can provide optimum pricing and execution.  Hence, with respect to any given type of instrument, there may be only a few dealers who can be expected to have the instrument available and be in a position to quote an acceptable price.
The market for repurchase agreements is also segmented. For example, there are only a relatively small number of dealers, including DBSI, that regularly have sufficient amounts of the various kinds of securities in inventory or have ready access to such securities to permit those dealers to engage in the kinds of repurchase agreements that will be attractive to institutional investors such as the Money Market Portfolios.  In addition, with respect to repurchase agreements, only a few dealers emphasize a broad range of maturities.  Besides the number of available dealers, a dealer’s credit quality is also an important consideration,

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given that a repurchase agreement is subject to counterparty risk.  On a collective basis, these considerations significantly limit the number of dealers from which an institutional investor may, as a practical matter, obtain competitive quotes on repurchase agreements.
B.        Participation of DBSI in the Taxable Money Market
DBSI is one of the world’s largest dealers in Taxable Money Market Instruments, ranking among the top firms in each of the major markets and product areas related to Money Market Instruments.  DBSI serves as a dealer for more than 200 third party issuers, including government agencies, multinational foreign and domestic industrial corporations and banks, emerging market sovereigns and multinationals, finance companies and special purpose entities sponsored by a wide range of financial and industrial companies.  In money market transactions, DBSI had an average of approximately $50B outstanding in commercial paper during 2011.  In terms of market share, according to the Greenwich Survey for 2011, DBSI ranked seventh in terms of market share in short-term fixed income and does business with 51% of the market.5
Greenwich Associates Market Share in Short Term Fixed Income

Number of Money Market Investors5

Rank	Dealer	Estimated Market Share 2011
1	BOA Merrill Lynch	15.7%
2	Barclays Capital	15.0%
3	JP Morgan	12.6%
4	Goldman Sachs	7.9%
5	Citigroup	6.4%
6	Credit Suisse	5.8%

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5 Greenwich Associates Fixed Income Survey 2011

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7	Deutsche Bank	5.7%
8	UBS	4.7%
9	BNP Paribas	3.9%
10	Morgan Stanley	3.5%

Many of the Money Market Instruments in which DBSI deals involve securities of issuers seeking access to the short-term markets for the first time.  Moreover, DBSI’s prominence and market share as a dealer in Money Market Instruments have been increasing.  Consequently, it is critically important to the Money Market Portfolios to be able to enter into money market transactions with DBSI to be able to obtain the best possible investment opportunities.5
1.         Taxable Commercial Paper
The taxable commercial paper market, estimated at approximately $938 billion (non-seasonally adjusted) as of December 31, 2011, according to information published by the Board of Governors of the Federal Reserve System,6 is by far the single largest segment of the money market business.  As stated earlier, DBSI is a major dealer in the commercial paper market.  According to the Greenwich Survey from 2011, DBSI ranks seventh in terms of market share in commercial paper and does business with 51% of the market.7
Greenwich Associates Market Share in Short Term Fixed Income

Number of Commercial Paper Investors7

Rank	Dealer	Estimated Market Share 2011
1	JP Morgan	18.3%

_______________
5 Greenwich Associates Fixed Income Survey 2011
6 “Commercial Paper” , Board of Governors of the Federal Reserve System website, http://www.federalreserve.gov/releases/cp/, accessed January 11, 2012.
7 Greenwich Associates Fixed Income Survey 2011

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2	BOA Merrill Lynch	18.0%
3	Citigroup	14.7%
4	Barclays Capital	12.4%
5	Goldman Sachs	9.3%
6	Morgan Stanley	6.7%
7	Deutsche Bank	4.9%
8	Credit Suisse	3.9%
9	BNP Paribas	2.6%
10	Calyon	1.7%

According to information published by The Board of Governors of the Federal Reserve System on its website, from 2010 to 2011, the outstanding dollar amount of dealer placed commercial paper in the United States decreased approximately 9.4%.8  On an absolute basis, DBSI’s average daily sales volume for commercial paper grew from approximately $6.5 billion in 2010 to $6.9 billion in 2011.
As discussed earlier, for a number of reasons, it is vitally important to the Money Market Portfolios to have access to all major money market dealers.  If the Money Market Portfolios are not able to deal with DBSI, they will continue to be significantly impeded from taking maximum advantage of the commercial paper market.
2.         Repurchase Agreements
The Applicants are not aware of any specific recognized source which publishes information regarding the amount of activity or relative rankings of dealers in repurchase
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8 “Commercial Paper” , Board of Governors of the Federal Reserve System website, http://www.federalreserve.gov/releases/cp/, accessed January 12, 2012.

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agreements.  Applicants believe, however, that DBSI plays a relatively significant role in the repurchase agreement market. According to the Securities Industry and Financial Markets Association (formerly The Bond Market Association), the average daily amount of total outstanding repurchase (repo) and reverse repurchase agreements contracts rose in 2010 to $4.72 trillion.  This is a 7.4% increase over 2009.  Daily average outstanding repo transactions totaled $2.65 trillion for 2010, up over 3% from 2009, while reverse repo transactions averaged nearly $2.1 trillion for the year, up over 13% from 2009.9  Additionally, on an absolute basis, DBSI’s average daily sales volume for repurchase agreements was $165 billion in 2010.  DBSI estimates that the 10 leading dealers in repurchase agreements control a significant portion of the market, and that DBSI, as a primary dealer for U.S. Treasury auctions, is within these 10 leading dealers.
There are, however, factors in addition to a relatively significant market share that make it extremely important for the Money Market Portfolios to have access to DBSI.  The members of DBSI’s professional staff who work in this area offer their customers a high level of expertise, opportunities and critical market information and insight.  Access to such resources is extremely important to enable the Money Market Portfolios to take advantage of the best possible investment opportunities.  Because, as stated earlier, the money market operates at an extremely fast pace, investors need access to such resources.  Moreover, the ability to work with as many dealers as possible is imperative for an investor, not only to have an additional source of information and investments, but also to insure that other dealers with which the investor transacts business have an incentive to offer the investor the most competitive available terms.  Given the strong positions of a small number of repurchase agreement dealers, the need to have
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9 Securities Industry and Financial Markets Association website, “SIFMA Research Quarterly 4Q 2010” http://www.investinginbonds.com/assets/files/US-Research-Quarterly-2011-02-14-SIFMA%5B1%5D.pdf), accessed April 15, 2011.

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DBSI as such an alternate source becomes particularly acute, as even the slightest diminution of competition can severely limit the Money Market Portfolios’ investment choices.
3.         U. S. Treasuries
The U.S. Treasury market consists of U.S. Government obligations that are sold through public auctions.  The primary dealer desk of DBSI actively participates in these auctions and is a leading primary dealer.  According to the Federal Reserve Bank of New York, there are currently only 21 primary dealers.  All primary dealers are required to bid in the auction because they act, in part, as distributors of the Treasury debt.  During the period January through December 31, 2010, DBSI bid on average for 6% to 40% of all the Treasury securities auctioned and received on average 2% to 15% of the primary distribution of Treasury securities.
4.         Government Agency Securities
Government Agency securities include obligations of the Government National Mortgage Association.  Government Sponsored Enterprise (GSE) securities include obligations of the Federal National Mortgage Association, the Student Loan Marketing Association, the Federal Home Loan Mortgage Corporation and the Federal Home Loan Banks.  DBSI actively transacts in both Agency and GSE securities in the secondary market.  DBSI serves as a primary distributor for each of the GSEs for their unsecured debt and mortgage-backed securities.  DBSI ranked sixth in underwriting primary issuances of Agency and GSE securities in 2011 with 6.3% of market share.10
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10 Bloomberg L.P. (2012) Debt US Agency Underwriting Rankings 1/1/11 to 12/31/11. Data.  Retrieved January 12, 2012 from Bloomberg Database.

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Leading US Agency Managers --- January 1, 2011 –December 31, 201111

Rank	Underwriter	Amount (Millions of USD)	Number of Issues	Market Share
1	UBS	106,094.37	911	12.4%
2	Barclays Capital	93,116.97	321	10.9%
3	JP Morgan	68,907.45	453	8.0%
4	Citigroup	65,556.81	385	7.7%
5	BNP Paribas	64,670.85	414	7.5%
6	Deutsche Bank AG	54,300.86	360	6.3%
7	FTN Financial	40,592.12	974	4.7%
8	Credit Suisse	39,765.93	606	4.6%
9	Goldman Sachs	31,123.55	165	3.6%
10	BOA Merrill Lynch	28,395.26	454	3.3%

5.         Medium Term Notes
DBSI is one of the leading participants in the market for medium-term notes (“MTNs”).  In general, MTNs are unsecured, noncallable, senior debt securities, with fixed or floating coupon rates and investment grade credit ratings.  MTNs are generally issued by corporations, bank holding companies and finance companies.  Typically MTNs are offered continuously in public or private offerings, with maturities beginning at nine months.  The vast majority of MTNs mature in five years or less, although there are situations in which obligations of longer maturities are traded in the MTN market.  Yields vary with the respective maturity of a given issue.  Investors are generally able to identify MTNs having the maturity which they seek to acquire.  MTNs having fixed rates of interest and with maturities from nine months to one year, and floating rate MTNs having longer maturities, are important to the Money Market Portfolios as an alternative to investments in U.S. Government securities and bank certificates of deposit.
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11 Bloomberg L.P. (2012) Debt US Agency Underwriting Rankings 1/1/11 to 12/31/11. Data.  Retrieved January  12, 2012 from Bloomberg Database.

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There are, in reality, fewer longer term investment alternatives for the Money Market Portfolios than shorter term investment alternatives, because, as a practical matter, commercial paper is not issued for a maturity of longer than nine months.  (This is because of requirements applicable to commercial paper exempting it from registration under the Securities Act of 1933.)  Accordingly, MTNs represent a significant portion of the longer term money market investment alternatives for the Money Market Portfolios.
According to the following information published by Bloomberg,12 for the 12 months ended December 31, 2011, DBSI would have ranked as the tenth largest manager or co-manager of MTN, Bank Note and CD programs in the United States in terms of proceeds and market share:
Leading MTN/BKNT/DPNT/CD Managers --- January 1, 2011 –December 31, 201113

Rank	Underwriter	Amount (Millions of USD)	Number of Issues	Market Share
1	BOA Merrill Lynch	24,850.35	1,691	12.6%
2	JP Morgan	21,275.59	73	10.8%
3	UBS	18,584.90	628	9.4%
4	Citigroup	15,685.38	254	7.9%
5	Barclays Capital	15,006.74	78	7.6%
6	Goldman Sachs	13,463.15	62	6.8%
7	Wells Fargo	12,641.25	1,414	6.4%
8	Morgan Stanley	11,541.28	1,572	5.8%

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12 Bloomberg L.P. (2012) Underwriting Rankings for US MTN/BKNT/DPNT/CD Issuance 1/1/11 to 12/31/11. Data.  Retrieved January 12, 2012 from Bloomberg Database.
13 Bloomberg L.P. (2012) Underwriting Rankings for US MTN/BKNT/DPNT/CD Issuance 1/1/11 to 12/31/11. Data.  Retrieved January 12, 2012 from Bloomberg Database.

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9	BNP Paribas	11,203.29	23	5.7%
10	Deutsche Bank AG	10,944.50	43	5.5%

Thus, as is the case in the commercial paper market, DBSI has become a very significant dealer in the MTN market.
C.        Consolidation in the Money Market Industry
Recent growth in taxable and tax-exempt money market fund assets, withdrawals by several major dealers from making markets in Money Market Instruments, and the restrictions contained in Rule 2a-7 on the types of instruments a money market fund may purchase have all contributed to the limited availability of Money Market Instruments for portfolios authorized to purchase Money Market Instruments.  Over the past few years, the growth in portfolios that purchase Money Market Instruments has substantially outpaced the growth in Money Market Instruments. 14  There is a substantially smaller number of major dealers who are active in the money market than was the case a decade ago.  Among the factors that led to this trend were mergers and acquisitions in the investment banking and commercial banking industries (which have caused dealers that were formerly independent and competing with one another to combine their operations),15 and a number of financial institutions choosing to discontinue actively participating in money market activities, some because of financial difficulties.
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14 From 2000 to 2010, the growth of the market in Tax-Exempt Money Market Assets was 119%. For that same period, the growth of Taxable Money Market Assets was 143%. Source: www.imoneynet.com (as of December 31, 2010).
15 Specifically, mergers involving the following companies have reduced the number of firms dealing in Money Market Instruments: Bank of America and NationsBank; Bank of America and FleetBoston; Bank of America and Merrill Lynch; First Chicago National Bank and National Bank of Detroit; Banc One and First Chicago National Bank; Wachovia and First Union; Hong Kong Shanghai Banking Corporation and Marine Midland; Fleet Bank and Bank of Boston; Salomon Smith Barney and Citibank; Paine Webber and Kidder Peabody; Morgan Stanley and Dean Witter; Deutsche Bank and Bankers Trust (which previously had acquired Alex Brown); Dain Bosworth and Rauscher Pierce; Wachovia and Prudential Securities; Wachovia and Wells Fargo; and JPMorgan Chase and Bear Stearns.

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As a result of this consolidation, the remaining market participants have gained market share.  This reduction in the number of market participants has generally decreased the liquidity available in the market, since fewer dealers will make a market in any particular security.  With substantially fewer dealers in the market, there are far fewer available sources of information critical to investors to enable them to manage portfolios adequately.
During this period of consolidation, DBSI has remained committed to the taxable money market, and has moved to fill the void left by departing dealers.  As the number of dealers with whom the Money Market Portfolios can transact business has decreased, it has become even more important for the Money Market Portfolios to have meaningful access to all of the major dealers in Money Market Instruments in order to diversify each Money Market Portfolio’s investments, to maintain portfolio liquidity, and to increase opportunities for obtaining best price and execution with respect to portfolio trades.  However, the provisions of Section 17(a) of the Investment Company Act, which prohibit principal transactions between the Money Market Portfolios and certain affiliated persons, have prevented the Money Market Portfolios from having access to DBSI in this context.  Given the relative significance of DBSI in the market for Money Market Instruments in which the Money Market Portfolios invest, Applicants submit that Section 17(a) may place the Money Market Portfolios at a competitive disadvantage.
D.        Participation of the Money Market Portfolios in the Money Market
Subject to the general oversight of the Boards, the Adviser is responsible for portfolio decisions and executing transactions in Money Market Instruments.
The Money Market Portfolios have no obligation to deal with any dealer or group of dealers in the execution of their portfolio transactions. When placing orders, the Adviser must attempt to obtain the best net price and the most favorable execution of its orders.  In doing so, it

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takes into account such factors as price, the size, type and difficulty of the transaction involved, research provided and the dealer’s general execution and operational facilities. For repurchase agreements, in particular, the Adviser places great emphasis on the creditworthiness of the counterparty.
Access to DBSI will provide to the Adviser and the Money Market Portfolios a significant additional source for Money Market Instruments, the ability to obtain critical market information on a prompt basis, the opportunity to obtain an additional competitive price, the potential for greater diversification in the securities held by the portfolio, and access to an additional counterparty with strong credit ratings.  Unless the order requested herein is granted, the Money Market Portfolios will not have these benefits, will be effectively prevented from investing in the most efficient and optimal manner in the taxable money market, and their shareholders will, as a practical matter, be placed at a disadvantage relative to other money market fund investors.
V.       PRINCIPAL TRANSACTIONS BETWEEN THE MONEY MARKET PORTFOLIOS AND DBSI.
A.       Relief Requested
  Because of the above-described affiliations, the Money Market Portfolios are prohibited from conducting portfolio transactions with DBSI in transactions in which any of them acts as principal. Section 17(a) of the Investment Company Act prohibits an affiliated person or principal underwriter of a registered investment company, or any affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company, or any company controlled by such registered company, any security or other property, subject to exceptions not here relevant.  Section 17(b) of the Investment Company Act provides, however, that the Commission, upon application, may exempt a transaction from the provisions of Section

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17(a) if evidence establishes that the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair, and do not involve overreaching on the part of any person concerned, and that the proposed transaction is consistent with the policy of the registered investment company concerned and with the general purposes of the Investment Company Act. Section 6(c) of the Investment Company Act provides that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the Investment Company Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act.
The Applicants hereby request an order of the Commission pursuant to Section 6(c) and Section 17(b) of the Investment Company Act exempting certain transactions from the provisions of Section 17(a) of such Act so as to permit DBSI, acting as principal, to sell Taxable Money Market Instruments to, or purchase Taxable Money Market Instruments from, the Money Market Portfolios and to engage in repurchase agreement transactions with the Money Market Portfolios, subject to the conditions set forth in Section VI below.  Applicants expressly acknowledge that any order issued on the Application would grant relief from Section 17(a) of the Investment Company Act only, and would not grant relief from any other section of, or rule under, the Investment Company Act including, without limitation, Sections 10(f), 12(d)(3) and 17(d) and Rule 2a-7.
Although the Applicants acknowledge the opportunity for potential conflicts of interest posed by conducting principal transactions with an affiliated person, the Applicants respectfully

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submit that the protective conditions set forth herein are reasonably designed to prevent any overreaching on the part of any person or persons that could act in a manner that is intended to benefit DBSI unduly at the expense of the Money Market Portfolios based upon their affiliated relationship or to act to the detriment of the Money Market Portfolios.  Following the proposed conditions will, the Applicants submit, ensure that each transaction is effected on a reasonable and fair basis.
B.        Rationale for Order
The Money Market Portfolios’ successful management of over $39.27 billion of Money Market Instruments depends upon the ability to have complete and effective access to the entire taxable money market. The decreased liquidity in the money market is a great concern for the Money Market Portfolios.  The Applicants believe that the ability to conduct principal transactions with such a significant and creditworthy participant in the marketplace as DBSI would greatly help to alleviate this concern.
Access to DBSI as a dealer in Taxable Money Market Instruments as requested herein would (a) provide the Money Market Portfolios with better access to opportunities to improve the yield on their portfolios by capitalizing on investment and trading opportunities; (b) permit the Money Market Portfolios to manage their overnight and longer term liquidity in a relatively small number of transactions much more effectively; (c) support the Money Market Portfolios’ objectives of maintaining high credit standards in all of their investments; (d) enhance the ability of the Money Market Portfolios to implement and execute a comprehensive strategy of investment transactions over a broad range of maturity dates and diverse issues while lessening the impact of those transactions on the market as a whole; (e) enhance the ability of the Money Market Portfolios to restructure portfolios defensively by shortening average maturities in

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deteriorating markets; and (f) offer to the Money Market Portfolios expanded flexibility and opportunity to accommodate shareholder cash-flow requirements.
In light of the policy of the Money Market Portfolios of investing in securities with short maturities, combined with the active portfolio management techniques employed by the Adviser, the ability to effect purchases and sales of securities in the market for Money Market Instruments can be an important element in implementing investment strategy.  Professional money management techniques include varying the composition of the Money Market Portfolios’ investments and the average maturity of the portfolio based upon an assessment of the relative values of the various securities or instruments and future interest rate patterns.  The Adviser also seeks to maximize the yield of a Money Market Portfolio’s portfolio by taking advantage of yield disparities that regularly occur in the secondary market.  In addition, it is the policy of the Money Market Portfolios to endeavor to be as fully invested as is reasonably practicable in order to maximize the yield on their portfolios.  The yields on the Money Market Portfolios may be lowered substantially by any lack of availability of Money Market Instruments.  The Money Market Portfolios and the Adviser believe that having access to the secondary market in Money Market Instruments that is maintained by DBSI would benefit the Money Market Portfolios by increasing the opportunities for the Money Market Portfolios to obtain suitable portfolio investments to improve the yields on their portfolios.
As the Money Market Portfolios grow, their demands for high quality issuers and counterparties will grow commensurately.  The money market, however, tends to be somewhat segmented.  The markets for different types of securities vary considerably in terms of price, volatility, liquidity and availability.  In addition, with respect to any given type of security or

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instrument, there may be only a few dealers who can be expected to have a security in inventory and be in a position to quote a price that is favorable to the Money Market Portfolios.
The price that DBSI or any other dealer quotes with respect to a particular security depends upon a number of factors.  One important factor is the dealer’s outlook on future yields of money market securities.   At any given time, different dealers may quote different prices with respect to the same type of security.  For institutional buyers such as the Money Market Portfolios, obtaining the best price and execution at such times often means trading with a dealer who believes yields are increasing, and is therefore seeking to liquidate its inventory.  However, if a Money Market Portfolio is seeking to sell a portfolio security, that Money Market Portfolio may well obtain a better price from a dealer who believes yields will decrease, and is, therefore, seeking to build its inventory.  Often a dealer will offer advantageous “swaps” to customers as a means of adjusting inventory.  At times, such a dealer may be DBSI, and at such times the Money Market Portfolios would not have access to the best price and execution unless the requested relief is granted.
Another significant factor in determining price is competition.  Other dealers are aware that the Money Market Portfolios are prohibited from trading with DBSI in the money market.  Given this awareness, a dealer, in providing quotations on Money Market Instruments to the Money Market Portfolios, will not experience any competitive pressure to meet DBSI’s prevailing quotations.  Thus, the Money Market Portfolios’ inability to deal with DBSI may, upon occasion, adversely affect the price quotes that the Money Market Portfolios receive on Money Market Instruments.
For these reasons, the Applicants submit that having access to all the major dealers in the money market, including DBSI, would significantly enhance the ability of the Adviser to manage

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 the Money Market Portfolios’ investments in a manner best designed to serve the interests of the Money Market Portfolios and their shareholders.
To summarize, the Applicants believe that it would be highly desirable for the Money Market Portfolios to be able to engage in principal transactions in Taxable Money Market Instruments with DBSI for the following reasons:

1
With over $39.27 billion invested in Money Market Instruments, the Money Market Portfolios are major buyers and sellers in the money market with a strong need for access to large quantities of high quality Money Market Instruments.  The Applicants believe that access to a major dealer, such as DBSI, would increase the Money Market Portfolios’ ability to obtain suitable portfolio securities.

2
The policy of the Money Market Portfolios of investing in securities with short maturities, combined with the active portfolio management techniques employed by the Adviser, often results in high portfolio activity and the need to make numerous purchases and sales of Money Market Instruments.  This high portfolio activity likewise emphasizes the importance of increasing opportunities to obtain suitable portfolio securities and best price and execution.

3
The money market including the market for repurchase agreements is highly competitive and maintaining a dealer as prominent as DBSI in the pool of dealers with which the Money Market Portfolios could conduct principal transactions may provide the Money Market Portfolios with improved opportunities to purchase and sell Money Market Instruments, including Money Market Instruments not available from any other source.

4
DBSI is such a major factor in the money market that removing DBSI from the dealers with which the Money Market Portfolios may conduct principal transactions may indirectly deprive the Money Market Portfolios of obtaining best price and execution even when the Money Market Portfolios trade with unaffiliated dealers.

VI.       THE APPLICANTS’ CONDITIONS
For the reasons stated above, the Applicants submit that it would be in the best interests of each Money Market Portfolio and its shareholders to permit the Money Market Portfolio to engage in the principal transactions described herein, which would otherwise be prohibited by Section 17(a) of the Investment Company Act.  While it is the belief of the Applicants that being restricted from conducting principal transactions of the type specified above may limit the

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Money Market Portfolios’ opportunities, they recognize the potential for conflicts of interest posed by conducting such principal transactions with an affiliate. Accordingly, the Applicants propose a number of conditions to any exemptive relief granted hereunder designed to reduce the possibility of abuses arising out of these potential conflicts of interest and to ensure that all principal transactions with DBSI will be fair and reasonable to the Money Market Portfolios and will not involve overreaching by DBSI or any of its affiliates.
Among these conditions, a limitation on the type of security has been imposed to ensure that principal transactions with DBSI are conducted in short-term, very high quality debt-type securities that offer safety of principal and less market risk.  Condition 1 provides that the order will apply only to Eligible Securities (as defined in Rule 2a-7) and repurchase agreements. The proposed order also contains provisions with respect to the price at which principal transactions may be conducted with DBSI designed to ensure that the Money Market Portfolios receive competitive prices. Conditions 3 and 4 provide that, with respect to principal transactions, the price available from DBSI is at least as favorable to the Money Market Portfolios as the price available from other sources with respect to securities falling within the same category of instrument, quality and maturity.  The Adviser will have procedures for making these determinations.  These procedures will be subject to oversight by the Board of each DWS Fund, including the Independent Trustees (as hereinafter defined), in accordance with Conditions 10 and 11.  Because of the highly fragmented nature of the money market, the price test for Money Market Instruments is made applicable on a generic basis to comparable securities rather than the particular security involved.  The Applicants submit that it would be practically impossible to obtain quotes from other dealers as to the identical security of the same issuer.  The Applicants believe that quotes on comparable securities are the functional equivalent of quotes from the

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security involved in the proposed transactions insofar as prices in the money market are concerned.
Condition 6 provides that DBSI’s dealer spread will be no greater than its customary dealer spread on similar transactions.  Applicants believe that such spreads will generally be consistent with the average or standard spread of dealers in Money Market Instruments for the type of security and the size of the transaction involved.  Given the competitive nature of this commodity like market, it would not be practical, as a business matter, for DBSI to seek a greater spread.
In addition, Condition 9 requires the Adviser and DBSI, with the assistance of their compliance departments, to prepare and administer guidelines for personnel of the Adviser and DBSI, as the case may be, to make certain that transactions conducted pursuant to the order comply with the conditions set forth therein and that the parties maintain arm’s length relationships.  Condition 10 requires the members of the audit committee or another committee which, in each case, consists of members of the Board of each of the DWS Funds who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act (“Independent Trustees”) to periodically review and update the guidelines to ensure that the transactions conducted pursuant to the exemption comply with its conditions and that the required procedures are followed, and to monitor compliance with these matters.
Applicants acknowledge that nothing in any order issued pursuant to this Application will affect their obligations under Rule 38a-1 under the Investment Company Act or any other applicable requirements under the federal securities laws, except to the extent set forth in any such order.  Among other things, these guidelines will be designed to harmonize procedures in all purchase and sale transactions made between a Money Market Portfolio and DBSI (whether

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made directly or indirectly through another Money Market Portfolio in the case of a Fund that is a fund of funds or which invests in a money market fund for cash management purposes) to ensure compliance with the percentage limitations on purchases of Second Tier Securities found in Condition 1 and with the volume limitations found in Condition 5.
For the reasons stated above, the Board has determined that it is in the best interest of the respective DWS Fund to have access to DBSI to engage in the principal transactions described above that would otherwise be prohibited by Section 17(a) of the Investment Company Act. While it is the belief of the Board that being restricted from conducting principal transactions of the type specified above with major dealers such as DBSI may be detrimental to the Money Market Portfolios, the Board is mindful of the potential conflicts of interest posed by conducting such principal transactions with an affiliated person.   With this in mind, the Board has requested its members who are Independent Trustees to review and approve the terms and conditions pursuant to which such principal transactions may be conducted.  The Independent Trustees have reviewed and approved the participation of the Money Market Portfolios in transactions  conducted pursuant to the exemption requested in this Application which, if approved by the Commission, would permit the Money Market Portfolios to conduct principal transactions with DBSI under conditions and subject to controls designed to insure that the terms of each proposed transaction will be fair and reasonable, would not involve overreaching on the part of any person concerned and would eliminate the possibility of abuses of the potential conflicts of interest.
The Applicants agree that the order granting the requested relief shall be subject to the following Conditions:
1.         Transactions Subject to the Exemption – The exemption shall be applicable to principal transactions in the secondary market and primary or secondary fixed price dealer offerings not made pursuant to underwriting syndicates. The principal transactions that may be conducted

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pursuant to the exemption will be limited to transactions in Eligible Securities.16  Notwithstanding the foregoing, if a Money Market Portfolio purchases Money Market Instruments meeting the above requirements from DBSI and, subsequent to such purchase the security becomes no longer an Eligible Security, the Fund may sell the security to DBSI in a manner consistent with the requirements of Rule 2a-7(c)(7).  As the Money Market Portfolios are subject to Rule 2a-7, such Eligible Securities must meet the portfolio maturity and credit quality requirements of paragraphs (c) (2) and (c) (3) of Rule 2a-7.  Additionally,

a.
No Money Market Portfolio shall make portfolio purchases pursuant to the exemption that would result directly or indirectly in the Money Market Portfolio investing pursuant to the exemption more than 2% of its Total Assets in securities which, when acquired by the Money Market Portfolio (either initially or upon any subsequent roll over) are Second Tier Securities; provided that any Money Market Portfolio may make portfolio sales of Second Tier Securities pursuant to the exemption without regard to this limitation.

b.	The exemption shall not apply to an Unrated Security other than a Government Security.

c.
The exemption shall not apply to any instrument, other than a repurchase agreement, issued by DB or any affiliated person thereof or to any instrument subject to a Demand Feature or Guarantee issued by DB or any affiliated person thereof.

2.         Repurchase Agreement Requirements – The Money Market Portfolios may engage in repurchase agreements with DBSI only if DBSI has: (a) net capital, as defined in Rule 15c3-1 under the 1934 Act, of at least $100 million and (b) a record (including the record of predecessors) of at least five years continuous operations as a dealer during which time it engaged in repurchase agreements relating to the kind of instrument subject to the repurchase agreement.  DBSI shall furnish the Adviser with financial statements for its most recent fiscal year and the most recent semi-annual financial statements made available to its customers.  The Adviser shall determine that DBSI complies with the above requirements and with other repurchase agreement guidelines adopted by the Board. Each repurchase agreement will be Collateralized Fully.

3.         Price Test – In the case of purchase and sale transactions, a determination will be required in each instance, based upon the information available to the Money Market Portfolios and the Adviser, that the price available from DBSI is at least as favorable as that available from other sources.  In the case of “swaps” involving trades of one instrument for another, the price test shall be based upon the transaction viewed as a whole, and not upon the two components thereof individually.  With respect to transactions involving repurchase agreements, a determination will be required in each instance, based on the information available to other Money Market Portfolios and the Adviser, that the income to be earned from the repurchase
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16 Italicized terms are defined as set forth in paragraph (a) of Rule 2a-7 under the Investment Company Act, unless otherwise indicated.

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agreement is at least equal to that available from other sources in connection with comparable repurchase agreements.

4.         Information Required to Document Compliance with Price Test – Before any transaction may be conducted pursuant to the exemption, the relevant Money Market Portfolio or Adviser must obtain such information as it deems reasonably necessary to determine that the price test (as defined in Condition 3 above) applicable to such transaction has been satisfied. In the case of each purchase or sale transaction, the relevant Money Market Portfolio or Adviser must make and document a good faith determination with respect to compliance with the price test based on current price information obtained through the contemporaneous solicitation of bona fide offers in connection with the type of instrument involved (comparable security falling within the same category of instrument, credit rating, maturity and segment, if any, but not necessarily the identical instrument or issuer).  With respect to prospective purchases of securities by a Money Market Portfolio,  these dealers must be those who have, in their inventories, or who otherwise have access to taxable money market instruments of the categories and the types desired and who are in a position to quote favorable prices with respect thereto.  With respect to the prospective sale of securities by a Money Market Portfolio, these dealer firms must be those who, in the experience of the Money Market Portfolios and the Adviser, are in a position to quote favorable prices.  Before any repurchase agreements are entered into pursuant to the exemption, the Money Market Portfolios or the Adviser must obtain and document competitive quotations from at least two other dealers with respect to repurchase agreements comparable to the type of repurchase agreement involved, except that if quotations are unavailable from two such dealers only one other competitive quotation is required.

5.         Volume Limitations on Transactions – Transactions other than repurchase agreement conducted pursuant to the exemption shall be limited to no more than 25% of (a) the direct or indirect purchases or sales, as the case may be, by each Money Market Portfolio of Eligible Securities other than repurchase agreements; and (b) the purchases or sales, as the case may be, by DBSI of Eligible Securities other than repurchase agreements.   Transactions comprising repurchase agreements conducted pursuant to the exemption shall be limited to no more than 10% of (a) the repurchase agreements directly or indirectly entered into by the relevant Money Market Portfolio and (b) the repurchase agreements transacted by DBSI.  These calculations shall be measured on an annual basis (the fiscal year of each Money Market Portfolio and of DBSI) and shall be computed with respect to the dollar volume thereof.

6.         Permissible Dealer Spread – DBSI’s spreads in regard to any transaction with the Money Market Portfolios will be no greater than its customary dealer spreads, which will in turn be consistent with the average or standard spread charged by dealers in taxable money market instruments for the type of instrument and the size of transaction involved.

7.         The Parties Must Be Factually Independent – The Adviser, on the one hand, and DBSI, on the other, will operate on different sides of appropriate walls of separation with respect to the Money Market Portfolios and Eligible Securities.  The walls of separation will include all of the following characteristics, and such others that DBSI and the Adviser consider reasonable to facilitate the factual independence of the Adviser from DBSI:

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(a)           The Adviser will maintain offices physically separate from those of DBSI.

(b)           The compensation of persons assigned to the Adviser (i.e., executive, administrative or investment personnel) will not depend on the volume or nature of trades effected by the Adviser for the Money Market Portfolios with DBSI under the exemption, except to the extent that such trades may affect the profits and losses of DB and its subsidiaries as a whole.

(c)           DBSI will not compensate the Adviser based upon its profits or losses on transactions conducted pursuant to the exemption, provided that the allocation of the profits by DB to its shareholders and the determination of general firm-wide compensation of officers and employees, will be unaffected by this undertaking.

(d)           Personnel assigned to the Adviser’s investment advisory operations on behalf of the Money Market Portfolios will be exclusively devoted to the business and affairs of the Adviser.  Personnel assigned to DBSI will not participate in the decision-making process for the Adviser or otherwise seek to influence the Adviser other than in the normal course of sales and dealer activities of the same nature as are simultaneously being carried out with respect to nonaffiliated institutional clients.  Each Adviser, on the one hand, and DBSI, on the other, may nonetheless maintain affiliations other than with respect to the Money Market Portfolios, and in addition with respect to the Money Market Portfolios as follows:

(i)           Adviser personnel may rely on research, including credit analysis and reports prepared internally by various subsidiaries and divisions of DBSI.

(ii)           Certain senior executives of DB that have responsibility for overseeing operations of various divisions, subsidiaries and affiliates of DB are not precluded from exercising those functions over the Adviser because they oversee DBSI as well, provided that such persons shall not have any involvement with respect to proposed transactions pursuant to the exemption and will not in any way attempt to influence or control the placing by the Money Market Portfolios or the Adviser of orders in respect of Eligible Securities with DBSI.

8.         Record-Keeping Requirements – The Money Market Portfolios and the Adviser will maintain such records with respect to those transactions conducted pursuant to the exemption as may be necessary to confirm compliance with the conditions to the requested relief.  In this regard:

(a)           Each Money Market Portfolio shall maintain an itemized daily record of all purchases and sales of securities pursuant to the exemption showing for each transaction: (i) the name and quantity of securities; the unit purchase or

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sale price; (iii) the time and date of the transaction; and (iv) whether the security was a First Tier Security or Second Tier Security.  For each transaction these records shall document two quotations received from other dealers for comparable securities (except that, in the case of repurchase agreements and consistent with Condition 4, if quotations are unavailable from two such dealers only one other competitive quotation is required), including the following: (i) the name of the dealer; (ii) the name of the securities; (iii) the prices quoted; (iv) the times and dates the quotations were received; and (v) whether such securities were First Tier Securities or Second Tier Securities.

(b)           Each Money Market Portfolio shall maintain records sufficient to verify compliance with the volume limitations contained in Condition 5 above.  DBSI will provide the Money Market Portfolios with all records and information necessary to implement this requirement.

(c)           Each Money Market Portfolio shall maintain a ledger or other record showing, on a daily basis, the percentage of the Money Market Portfolio’s Total Assets represented by Second Tier Securities acquired from DBSI.

(d)           Each Money Market Portfolio shall maintain records sufficient to verify compliance with the repurchase agreement requirements contained in Condition 4 above.

The records required by this Condition 8 will be maintained and preserved in the same manner as records required under Rule 31a-l(b)(1) under the Investment Company Act.

9.         Guidelines – The Adviser and DBSI, with the assistance of their compliance departments, will prepare and administer guidelines for personnel of DBSI and the Adviser to make certain that transactions conducted pursuant to the exemption comply with the conditions set forth in the exemption and that the parties generally maintain arm’s length relationships. In the training of DBSI’s personnel, particular emphasis will be given to the fact that the Money Market Portfolios are to receive rates as favorable as other institutional purchasers buying the same quantities. The compliance departments will periodically monitor the activities of DBSI and the Adviser to make certain that the conditions set forth in the exemption are adhered to.

10.       Audit Committee Review – The audit committee or another committee which, in each case, consists of members of the Board who are not interested persons as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will approve, periodically review and update as necessary, guidelines for the Adviser and DBSI reasonably designed to ensure that transactions conducted pursuant to the exemption comply with the conditions set forth herein and that the procedures described herein are followed in all respects.  The respective audit committees will periodically monitor the activities of the Money Market Portfolios, the Adviser and DBSI in this regard to ensure that these matters are being accomplished.

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11.       Board Review – The Board, including a majority of the Independent Trustees, will have approved each Money Market Portfolio’s participation in transactions conducted pursuant to the exemption and determined that such participation by the Money Market Portfolio is in the best interests of the Money Market Portfolio and its shareholders.  The minutes of the meeting of the Board at which this approval was given must reflect in detail the reasons for the Board’s determination.  The Boards will review no less frequently than annually each Money Market Portfolio’s participation in transactions conducted pursuant to the exemption during the prior year and determine whether the Money Market Portfolio’s participation in such transactions continues to be in the best interests of the Money Market Portfolio and its shareholders. Such review will include (but not be limited to) (a) a comparison of the volume of transactions in each type of security conducted pursuant to the exemption to the market presence of DBSI in the market for that type of instrument, which market data may be based on good-faith estimates to the extent that current formal data is not reasonably available, and (b) a determination that the Money Market Portfolios are maintaining appropriate trading relationships with other sources for each type of security to ensure that there are appropriate sources for the quotations required by Condition 4.  The minutes of the meeting of the Board at which such determinations are made will reflect in detail the reasons for the Board’s determinations.

12.       Scope of Exemption – Applicants expressly acknowledge that any order issued on the Application would grant relief from Section 17(a) of the Act only, and would not grant relief from any other section of, or rule under, the Act including, without limitation, Rule 2a-7.

Applicants submit that the granting of the exemption will work to the benefit of the shareholders of the Money Market Portfolios by providing the Money Market Portfolios access to the primary and secondary market for Money Market Instruments necessary to ensure the availability of suitable portfolio securities and best price and execution of portfolio trades.  Applicants believe that the granting of the order requested in this Application will provide the Money Market Portfolios with a broader and more complete access to the money market which is necessary to carry out the policies and objectives of each of the Money Market Portfolios in seeking the best price, execution and quality in all portfolio transactions.  In addition, the Applicants respectfully submit that the requested relief will provide the Money Market Portfolios with important new information sources in the money market, to the direct benefit of the investors in the Money Market Portfolios. The Applicants believe that the transactions contemplated by this Application are identical to those in which they are currently engaged except for the proposed participation of DBSI, and that such transactions are consistent with the

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policies of the Money Market Portfolios as recited in their registration statements and reports filed under the Investment Company Act.  The Applicants also submit that the procedures to be followed with respect to principal transactions with DBSI are structured in such a way as to ensure that such transactions will be in all instances reasonable and fair and will not involve overreaching on the part of any person concerned and that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act.
VII.     APPLICABLE PRECEDENTS
The Commission has previously granted to other entities similar relief with respect to Money Market Instruments and the conditions pursuant to which the requested relief would be granted are substantially based upon the order of the Commission with respect to affiliates of Morgan Stanley Investments Inc. (Investment Company Act Release Nos. 28150,  February 13, 2008 (Order) and 28125, January 18, 2008 (Notice)) (“Morgan Stanley Order”), which covered both taxable and tax-free money market instruments and involved a group of investment companies that included both money market funds and non-money market funds.  This Application covers only taxable money market instruments and money market funds, the Money Market Portfolios.
In Lehman Brothers Asset Management Inc. (Investment Company Act Release Nos. 27950, August 28, 2007 (Order) and 27920, August 1, 2007 (Notice)) (“Lehman Order”) the Commission granted relief with respect to money market funds investing in taxable money market instruments.  The Lehman Order was based substantially on J.P. Morgan Fleming Asset Management (USA), Inc. (Investment Company Act Release Nos. 25608, June 11, 2002 (Order) and 25574, May 15, 2002 (Notice)) (“J.P. Morgan Order”).  The J.P. Morgan Order was based

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on that of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) (Investment Company Act Release Nos. 18748, February 2, 1992 (Order) and 18693, May 6, 1992 (Notice)), which modified substantially the Commission’s approach to similar orders previously granted to Merrill Lynch and others, and the order of the Commission with respect to affiliates of Goldman Sachs & Co. (“Goldman Sachs”) (Investment Company Act Release Nos. 20733, November 23, 1994 (Order) and 20653, October 25, 1995 (Notice)), which orders granted authorization for these entities to engage in principal transactions in money market instruments with affiliates.
The Applicants assert that the terms and conditions under which they would engage in principal transactions if the requested relief is granted are substantially identical to those in the Morgan Stanley and Lehman Orders, and will protect the Money Market Portfolios and their shareholders to the same extent as the provisions contained therein.
VIII.    CONCLUSION
The Applicants believe that the granting of the order requested in this Application will benefit the investors of each of the Money Market Portfolios by providing to the Money Market Portfolios more complete access to the Money Market Instruments in which they invest, and such access is needed to ensure the availability of suitable portfolio securities at the best price and execution from creditworthy dealers. The Applicants believe that the procedures to be followed with respect to principal transactions between the Money Market Portfolios and the Adviser with DBSI are designed to ensure that such transactions will be in all instances reasonable and fair and will not involve overreaching on the part of any person concerned.  Applicants believe that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act.

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In light of the foregoing, it is respectfully requested that an order be entered, pursuant to Section 6(c) and Section 17(b) of the Investment Company Act, to permit the Money Market Portfolios and the Future Money Market Portfolios to engage in principal transactions with DBSI as specified herein.
IX.       PROCEDURAL MATTERS RELATING TO APPLICATION
All the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  Resolutions of the Applicants authorizing the filing of this Application are attached to this Application as Exhibits A-1, A-2, A-3 and A-4; pursuant to Rule 0-2(c)(2) under the Investment Company Act, the Applicants state that those resolutions are applicable to this Application and currently remain in effect.
The verifications required by Rule 0-2(d) under the Investment Company Act are attached to this application as Exhibits B-1, B-2, B-3, B-4 and B-5.
The Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Investment Company Act without conducting a hearing.
Pursuant to Rule 0-2(f) under the Investment Company Act, the Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.
X.        REQUEST FOR ORDER OF EXEMPTION
For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(c) and 17(b) of the Act granting the relief sought by the Application.  The Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent

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with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act.
XI.       LIST OF ATTACHMENTS AND EXHIBITS
The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1, A-2, A-3 and A-4	Certifications Pursuant to Rule 0-2(c)
Exhibits B-1, B-2, B-3, B-4 and B-5	Verifications Pursuant to Rule 0-2(d)

A copy of the Declaration of Trust of each Fund that is a Massachusetts business trust is on file with the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed by officers of each such Fund on behalf of each such Fund and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the trustees, officers or shareholders individually but are binding only upon the assets and property of each such Fund.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each Applicant has caused the Application to be duly executed as of January 27, 2012.

CASH ACCOUNT TRUST By: /s/ John Millette Name: John Millette Title: Secretary
CASH MANAGEMENT PORTFOLIO By: /s/ John Millette Name: John Millette Title: Secretary
CASH RESERVE FUND, INC. By: /s/ John Millette Name: John Millette Title: Secretary
DWS MONEY FUNDS By: /s/ John Millette Name: John Millette Title: Secretary
DWS MONEY MARKET TRUST By: /s/ John Millette Name: John Millette Title: Secretary
DWS VARIABLE SERIES II By: /s/ John Millette Name: John Millette Title: Secretary

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INVESTORS CASH TRUST By: /s/ John Millette Name: John Millette Title: Secretary
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC. By: /s/ Joseph Benevento Name: Joseph Benevento Title: Managing Director
By: /s/ Caroline Pearson Name: Caroline Pearson Title: Managing Director
DEUTSCHE BANK SECURITIES, INC. By: /s/ Frank Rice Name: Frank Rice Title: Managing Director
By: /s/ Joseph Randazzo Name: Joseph Randazzo Title: Managing Director

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Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Cash Account Trust,  Cash Management Portfolio, Cash Reserve Fund, Inc.,  DWS Money Funds, DWS Money Market Trust, DWS Variable Series II and Investors Cash Trust (each a “Fund”); that, with respect to the attached amended application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Funds have been taken, and the person signing and filing the Application on behalf of the Funds is fully authorized to do so; and that the Board of the Funds adopted the following vote at a meeting duly called and held on July 13, 2011 in accordance with the By-laws of the Funds:
RESOLVED, that any officer of the Fund be, and hereby is, authorized to prepare an application for exemptive relief under sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended, (the “Act”) to permit Deutsche Bank Securities, Inc. (“DBSI”) to sell certain securities to and purchase certain securities from any series of the (Fund) (the “Exemptive Application”);

FURTHER RESOLVED, that it is in the best interests of the Series to have access to DBSI to engage in the principal transactions described in the Exemptive Application which would otherwise be prohibited by section 17(a) of the Act;

FURTHER RESOLVED, that each officer of the Fund be, and hereby is, severally authorized to execute, on behalf of the Fund, and file with the Securities and Exchange Commission (the “SEC”) the Exemptive Application and any amendments thereto in such form as the officer or any one of the officers deem necessary and appropriate and to do any and all other things necessary or proper under the Act, the Investment Advisers Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper to obtain an order from the SEC and establish and implement the proposed arrangements.

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Dated: January 27, 2012
/s/ John Millette Name: John Millette Title: Secretary

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Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that she is a Managing Director of Deutsche Investment Management Americas Inc. (“DIMA”); that, with respect to the attached amended application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application, along with any amendments, the “Exemptive Application”), all actions necessary to authorize the execution and filing of the Exemptive Application under the charter documents and By-laws of DIMA have been taken, and the person is signing and filing the Exemptive Application on behalf of DIMA are fully authorized to do so; and that the Board of Directors of DIMA adopted the following vote by written consent on July 27, 2011 in accordance with the By-laws of DIMA:
RESOLVED, that the Chief Executive Officer, President, any Managing Director, Chief Operating Officer, Chief Legal Officer, or Secretary, of DIMA be, and they hereby are, severally authorized to execute on behalf of DIMA, and file with the Securities and Exchange Commission (“SEC”) the Exemptive Application and any amendments thereto in such form as the officers or any one of the officers deem necessary and appropriate and to do any and all other things necessary or proper under the Investment Company Act of 1940, as amended, the Investment Advisers Act, as amended, the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including the submission and filing of any and all applications, amendments to applications, reports and other documents  deemed by such officer to be necessary or proper to obtain an order from the SEC and establish and implement the proposed arrangements.

Dated: January 27, 2012
/s/ Caroline Pearson Name: Caroline Pearson Title: Managing Director

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Exhibit A-3

CERTIFICATION

The undersigned hereby certifies that he is a Managing Director of Deutsche Bank Securities, Inc. (the “Company”); that, with respect to the attached amended application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so.

Dated: January 27, 2012
/s/ Frank Rice Name: Frank Rice Title: Managing Director

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Exhibit A-4

CERTIFICATION

The undersigned hereby certifies that he is a Managing Director of Deutsche Bank Securities, Inc. (the “Company”); that, with respect to the attached amended application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so.

Dated: January 27, 2012
/s/Joseph Randazzo Name: Joseph Randazzo Title: Managing Director

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Exhibit B-1

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached amended application,  for and on behalf of  Cash Account Trust,  Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Money Funds, DWS Money Market Trust, DWS Variable Series II and Investors Cash Trust   (each a “Fund”); that he is the Secretary of the Fund; and that all action by shareholders and the Board  necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: January 27, 2012
/s/ John Millette Name: John Millette Title: Secretary

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Exhibit B-2

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached amended application,  for and on behalf of Deutsche Investment Management Americas Inc. (the “Company”); that he is a Managing Director of the Company; and that all action by shareholders and Directors necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: January 27, 2012
/s/ Joseph Benevento Name: Joseph Benevento Title: Managing Director

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Exhibit B-3

VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached amended application, for and on behalf of Deutsche Investment Management Americas Inc. (the “Company”); that she is a Managing Director of the Company; and that all action by shareholders and Directors necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Dated: January 27, 2012
/s/ Caroline Pearson Name: Caroline Pearson Title: Managing Director

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Exhibit B-4

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached amended application, for and on behalf of Deutsche Bank Securities, Inc. (the “Company”); that he is a Managing Director of the Company; and that all action by shareholders and Directors necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: January 27, 2012
/s/ Frank Rice Name: Frank Rice Title: Managing Director

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Exhibit B-5

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached amended application for and on behalf of Deutsche Bank Securities, Inc. (the “Company”); that he is a Managing Director of the Company; and that all action by shareholders and Directors necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: January 27, 2012
/s/Joseph Randazzo Name: Joseph Randazzo Title: Managing Director

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